Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

June 18, 2025

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Ethereum Fund

File No. 333-278249

Dear Ms. Paik and Mr. Gessert:

This letter responds to your comments regarding the post-effective amendment to the registration statement filed on Form S-1 for the Fidelity Ethereum Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on May 23, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – GENERAL

The Staff notes the Trust’s disclosure on pages 89 and 92 that the manner by which creations and redemptions are made is dictated by the terms of the Authorized Participant Agreement. Please revise to identify the current Authorized Participants that have Authorized Participant Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions. In addition, please revise to identify the Trust’s Ether Trading Counterparties and disclose the material terms of the agreements with the Ether Trading Counterparties.

RESPONSE TO COMMENT 1

The Sponsor acknowledges the Staff’s comment to identify the Trust’s current Authorized Participants that have Authorized Participant Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions. The Sponsor does not believe the specific identity of the Trust’s Authorized Participants is material to a prospective Shareholder’s understanding of the Trust’s operations or the risks of an investment in the Trust. Furthermore, such disclosure is not a requirement of either Form S-3 or Form S-1.

United States Securities and Exchange Commission

Division of Corporation Finance

June 18, 2025

The Sponsor acknowledges that for new, novel exchange-traded products, lack of participation by Authorized Participants could lead to, for example, wider spreads on the premium/discount to net asset value of the Shares. However, for a product such as the Trust that has maintained a robust roster of active Authorized Participants, such a risk is not reasonably foreseeable or expected for the Trust. Furthermore, the Trust’s trading history offers ample evidence that the activities of the Authorized Participants have promoted the Trust’s arbitrage mechanism and led to significant market liquidity for the Shares. As on June 17, 2025, the 1-month rolling average premium to net asset value of the Shares was only +0.08%, the 30-day median bid-ask spread was only +0.06%, and the average daily trading volume was over 1,245,137 (equating to approximately $37.2 million). The Sponsor has no reason to believe that Authorized Participant activity will diminish or that these market indicators would begin to indicate less efficient markets for the Shares. On the contrary, the Sponsor expects the addition of an in-kind creation and redemption mechanism will be a catalyst for additional Authorized Participants enter into Authorized Participant Agreements with the Trust, thus further supporting market efficiencies.

Further, the “form of” Authorized Participant Agreement provides Authorized Participants with the flexibility to conduct both cash and in-kind creations and redemptions. As such, it would be impossible for the Sponsor to predict if a particular Authorized Participant will use only cash, only in-kind or both cash and in-kind creations and redemptions. In addition, the entry into an Authorized Participant Agreement with the Trust does not obligate an Authorized Participant to create or redeem any minimum number of Baskets, and an Authorized Participant may elect to not participate at all despite entering into such an agreement. The Sponsor believes that any disclosure to this effect would not be meaningful to an investor and is not indicative of any future conduct by the Authorized Participants. Therefore, the Sponsor respectfully declines to revise the disclosure as requested by the Staff.

With respect to identifying the Trust’s Ether Trading Counterparties and disclosing the material terms of the agreements with the Ether Trading Counterparties, the Sponsor notes this information is not required under either Form S-1 or Form S-3. The Sponsor’s ability to identify and engage Ether Trading Counterparties on terms beneficial to the Trust is part of the expertise the Sponsor offers in connection with its services to the Trust. Requiring the Trust to identify these arrangements places the Sponsor, and therefore the Trust, at a competitive disadvantage versus similar products in the market. The Sponsor recognizes that the ability to engage and retain Ether Trading Counterparties on terms favorable to the Trust is essential for the execution of the Trust’s investment strategy; however, the Sponsor disagrees that identifying such parties by name is material to a potential investor’s understanding of the Trust or its operations. Furthermore, the Registration Statement already includes several representations about the Trust’s Ether Trading Counterparties that will enable investors to make an informed judgment about the Trust’s Ether

United States Securities and Exchange Commission

Division of Corporation Finance

June 18, 2025

Trading Counterparties. Accordingly, the Trust respectfully declines to name the Trust’s Ether Trading Counterparties in the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren